UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended October 31, 2023

6d bytes inc.
(Exact name of issuer as specified in its charter)

Delaware	81-0838517
(Jurisdiction of Incorporation/organization)	(I.R.S. Employer Identification Number)

440 N Wolfe RD M/S 215

Sunnyvale, CA 94085

 (Full mailing address of principal executive offices)

(415) 651-3467

(Issuer’s telephone number, including area code)

Series B Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

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In this Annual Report, the terms “6d Bytes, Inc.”, “Blendid”, “we”, “us”, “our”, or “the Company” refers to 6d Bytes, Inc. and its subsidiaries on a consolidated basis.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1. THE COMPANY’S BUSINESS

Overview

6d bytes inc. dba Blendid was incorporated in the State of Delaware on November 16, 2015 and was registered to do business in California. The Company builds robotic and artificial intelligence-enabled food automation solutions. The Company’s first product, a fully autonomous robotic kiosk called Blendid®, makes fresh smoothies on-demand. Our smoothies are customizable to individual taste and nutrition preferences. Currently, our kiosks are deployed in multiple venue types including corporate, college, shopping mall, supermarket, and health club. We operate both branded food service locations and license our robotic solutions to other foodservice operators.

Principal Products and Services

Blendid launched its first product - an 8’x8’ autonomous, contactless robotic kiosk (the “Blendid Kiosk”) that prepares and serves smoothies in colleges in 2019. Blendid Kiosk uses robotics, machine vision, and artificial intelligence with the goal of preparing and serving fresh and delicious smoothies. Blendid’s smoothies are customized and made-to-order based on an individual’s taste and nutrition preferences, using nutrient-rich fruits, vegetables, seeds, and superfoods.  As a result of COVID-19 and the resulting shutdown of college campuses where our kiosks were located, the company pivoted its target segment away from colleges to supermarkets and launched a Blendid Kiosk at Walmart in Fremont in October 2020. Subsequently, the Company deployed its Blendid Kiosks in shopping mall, corporate, health club, and college environments.

For the consumer, Blendid Kiosk experience goes like this:

1.	Order at the kiosk on a tablet or ahead of time on a mobile app.
2.	Select and customize the ingredients for the order.
3.	Receive the pickup notification when the order is ready.
4.	Retrieve the order, which is stored inside the kiosk after being prepared.

We aim that all ingredients are either refrigerated or flash frozen to maintain freshness and optimal taste. We use real fruits, vegetables, and other nutrient-rich ingredients.

The Company’s customers would typically purchase the kiosk hardware and pay Blendid a portion of the drink sales as a service fee. In February 2023, the Company introduced a new option for customers to acquire Blendid Kiosk for their food service operations called Robot-as-a-Service (the “RAAS”). Under this arrangement, we receive revenue by renting our current kiosks, including both hardware and software, to customers on a monthly or annual basis. The Company recognizes revenue as it is earned over the rental period rather than upon delivery of the kiosk. We have deployed our kiosks under this model in multiple locations including two Bay Club locations in Northern California, multiple college campuses in California, and corporate facilities. RAAS has become our primary source of revenue since its introduction.

The Company also receives revenue from the sale of blended drinks sold through the kiosk operated by us.

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Current Stage

We are currently in the scaling up phase of our first product that prepares and serves smoothies. Blendid Kiosk uses robotics, machine vision, and artificial intelligence with the goal of preparing and serving fresh and delicious smoothies. Blendid’s smoothies are customized and made-to-order based on an individual’s preferences, using nutrient-rich fruits, vegetables, seeds, and superfoods.

The Company’s Blendid Kiosks are NSF-certified. Our vision algorithms learn and adapt to recognize ingredients, recipes, and levels. The continuous calibration of these algorithms aims to eliminate errors even across diverse operating environments. The Company’s AI engine also continuously learns and adapts to consumer preferences such that repeat customers experience a streamlined ordering process for their favorite blended ingredients. Further, our Restaurant Management System (the “RMS™”) provides a full suite of provisioning, monitoring, and analytics tools to manage and operate kiosks remotely.

Company also has an intent to use its current food automation platform to expand into automation of other cuisines including soups, salads, bowls, sandwiches and other on-the-go food formats and cuisines.

Market and Strategy

Our strategy is to deploy our kiosks in various commercial locations where there is a demand for made-to-order on-the-go food.

Our target venues include a wide range of food service locations, including:

∙	Supermarkets
∙	Colleges
∙	Hospitals
∙	Corporate offices
∙	Travel stops
∙	Health clubs
∙	Airports
∙	Shopping malls

The Company works with contract manufacturers to manufacture various components and the overall kiosk structure. We expect to invest in scaling up our manufacturing and field service capability to support the current and anticipated demand in various geographies in the United States in 2024 and beyond.

Our value proposition for customers involves lowering costs while providing a superior guest experience and extended hours of food service. Computer vision and AI are at the heart of Blendid kiosks (foodOS) that ensure that the robot is able to multi-task and automate food prep in busy locations eliminating the need for multiple people in the process. We believe that the use of robotics and AI technology minimizes costs by streamlining the labor-intensive preparation of food. Furthermore, Blendid Kiosks aim to have a much lower labor need to service and restock than would be needed to prepare food in a traditional food service venue. We believe that  in the post-COVID economy, automation and contactless experience will play a key role in addressing challenges faced by food service operators, the challenges that we address  with our products.

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Regulation

We are subject to extensive and varied federal, state and local government regulation, including regulations relating to public health and safety and zoning codes. California and other states and local jurisdictions have enacted laws, rules, regulations and ordinances which may apply to the operation of our kiosks, including those which:

•	establish general standards, specifications and requirements for the construction, design and maintenance of the premises;
•

regulate matters affecting the health, safety and welfare of our customers, such as general health and sanitation requirements for restaurants; employee practices concerning the storage, handling, cooking and preparation of food; special health, food service and licensing requirements; restrictions on smoking; exposure to tobacco smoke or other carcinogens or reproductive toxicants and saccharin; availability of and requirements for public accommodations, including restrooms;

•	set standards pertaining to employee health and safety and mandatory health insurance;
•	set standards and requirements for fire safety and general emergency preparedness;
•	regulate the proper use, storage and disposal of waste, insecticides and other hazardous materials;
•	establish general requirements or restrictions on advertising containing false or misleading claims, or health and nutrient claims on menus or otherwise, such as “low calorie”, “healthy” or “organic”;
•	establish requirements concerning withholdings and employee reporting of taxes on tips;
•	regulate the amount or type of ingredients in food and beverages; and
•	regulate or ban the use of particular packaging materials.

Competition

We currently compete most directly with regional smoothie stores, most of which are franchises of other smoothie brands, including Jamba, Smoothie King and Tropical Smoothie Café. We will compete against these franchisors in two respects. First, we will need to compete to obtain customers who will rent our kiosks for use in their business instead of becoming a franchisee of our competitors. We will also compete on the basis of selling smoothies made by our kiosks rather than through one of their franchises.

Further, the rising popularity of convenient and fresh food items has resulted in increased competition from non-smoothie retailers as they have increased their offerings of smoothies and other juice-related products. As we expand our food offerings, we would place ourselves into direct competition with other quick serve food concepts with well established businesses.

Additionally, we face increasing competition from specialty juice bars and stores, which focus on made-to-order juices, juice blends, cold-press juices and fasting/cleansing packages. Many of these brands have cold-press direct-to-consumer capabilities that multiply the geographic reaches of their stores.

If we expand our product offerings to automate other cuisines, we would place ourselves into direct competition with other quick serve food concepts with well established businesses.

Employees

The Company has 18 US-based employees, 16 of whom are full-time employees. The Company also leverages its offshore development capabilities.

Seasonality

Our business is subject to day-to-day volatility based on weather and varies by season and the region in Company operated location. In the Company operated location and locations operated by our customers, a significant portion of the sales are realized during the second and third quarters of the calendar year, which include the summer months. The fourth quarter of the calendar year, which encompasses the winter months and the holiday season, has traditionally been the lowest sales quarter except in venues that see increased foot traffic during holiday shopping period such as shopping malls and supermarkets. These sales will likely continue to be subject to seasonal patterns for the foreseeable future. Given the majority of Company’s own revenue is derived from its RAAS model, we are less dependent on such seasonal fluctuations other than in the Company operated location. Given the early nature of our RAAS model, it is hard to predict how these seasonal patterns will affect our long-term revenue.

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Intellectual Property

The Company’s robotic kiosks are NSF-certified. Our intellectual property is protected by 10 patents that have been granted by the USPTO and multiple patents that are in-process including international patents. In addition, we have 3 trademarks that encapsulate our software innovations. The company’s ChefOS® allows chefs to create new recipes using an AI-assisted engine to guide them while dynamically computing the nutritional profile of those recipes. Our foodOS® uses AI and machine vision algorithms to learn and adapt to recognize ingredients, recipes, placement and pour levels, and orchestrate the food preparation in a multi-tasking environment. The continuous calibration of these algorithms ensure that errors are minimized even across diverse operating environments. Our RMS™ (Restaurant Management System) allows for cloud-driven, real-time control, monitoring and management of Blendid kiosks without needing any staff at the kiosks.

Litigation

The Company is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

The Company’s Property

The Company currently has a lease for its Sunnyvale, California office space that automatically renews monthly. As of July 1, 2023, the Company negotiated to decrease the monthly base rent from $20,500 to $15,340 for July 2023 and $16,000 ($15,750 rent and $250 of internet) thereafter. The Company would pay 50% in cash ($7,670 for July and $8,000 thereafter) and 50% would accrue as a potential equity conversion into the Company’s Series C Preferred Stock ($7,670 for July 2023 and $8,000 thereafter), up to a maximum equity accrual over time of $150,000. As of October 31, 2023, the Company has accrued $31,670 as an equity accrual for rent.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion relates to Blendid’s financial condition and results of operations and includes audited financial statements through October 31, 2023, and should be read in conjunction with our financial statements and the related notes included in this annual report. The discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

6d bytes inc. was incorporated in the State of Delaware on November 16, 2015 and was registered to do business in California. Blendid builds robotic and artificial intelligence-enabled food automation solutions. The Company’s first product, a fully autonomous robotic kiosk, makes fresh smoothies on-demand. Our smoothies are customizable to individual taste and nutrition preferences. Currently, our kiosks are deployed in multiple venue types including corporate, college, shopping mall, supermarket, and health club. Our current revenue is primarily derived from the deployment of Blendid Kiosks using our RAAS model.  A secondary source of revenue is from the sale of blended drinks sold through the kiosk operated by us.

Our financial statements were prepared on a going concern basis. Since inception the Company has incurred losses and has relied on securing loans and funding from investors. The Company has cash available on hand and believes that this cash will be sufficient to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued. In the event that the Company does not achieve revenue anticipated in its current operating plan, management has the ability and commitment to reduce operating expenses as necessary. The Company’s ability to continue is dependent upon management’s plan to raise additional funds and achieve profitable operations.

Recognition of Revenue

Historically, our primary source of revenue has been the sale of our robotic kiosks and receiving service fees. We also receive revenue from the sale of blended drinks in a location operated by the Company. Once a kiosk is delivered or upon the sale of our blended drinks, the Company immediately recognizes revenue. When a kiosk is purchased by a customer, the Company recognizes revenue and cost of goods sold upon the delivery of each kiosk. See Note 2 to the company’s Financial Statements.

In contrast, our revenue using the RAAS model is recognized as it is earned over the rental period. Management anticipates that this line of business will boost our revenue stream and gross margins in the long run because of its results during the months since its launch and its recurring nature.

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Results of Operations for Fiscal Years Ending October 31, 2023 and 2022

Revenues

The Company saw a decrease in net revenues to $435,432 for the fiscal year ended October 31, 2023 from $1,014,634 for the fiscal year ended October 31, 2022. We attribute this approximately 57% decrease due to focusing resources on the higher gross margin RAAS model, which as discussed above, involves renting our kiosks, including both hardware and software, instead of selling the kiosks. We introduced RAAS in February 2023, and we believe that it has been received well by customers. For the fiscal year ending October 31, 2023, a majority of the Company’s revenue was generated from RAAS while for the fiscal year ending October 31, 2022, a majority of the Company’s revenue was generated by sales of our kiosks.

Cost of Revenues

Our cost of goods sold decreased approximately 78% to $160,892 for the fiscal year ended October 31, 2023 compared to $745,646 for the same period in 2022 as a result of the shift to the RAAS model.

With respect to kiosks that are sold to our customers, our cost of goods includes material cost of hardware and labor cost involved in manufacturing our kiosks. For kiosks that are leased under our RAAS arrangement our cost of goods include the cost of maintenance and servicing the kiosks. With respect to our Blendid operated location, our cost of goods includes the cost of raw ingredients and supplies needed to make smoothies, plus credit card fees, labor and facility rental costs.

Operating Expenses

Our total operating expense decreased to $3,379,995 for the fiscal year ended October 31, 2023 from $4,226,611 for the same period in 2022. The decrease was due to a decrease of $231,442 in sales and marketing expenses, $133,653 in general and administrative expenses and $481,521 in research and development expenses primarily due to a decrease in overall payroll expenses due to less full-time employees.  Employee related expenses are allocated between general and administrative, sales and marketing and research and development based on their title, job description and nature of work performed for the Company. Research and development expenses remain the largest operating expense with the Company focused on continued product development.

Other Income (Expenses)

Our interest expense decreased by approximately 49% to $49,388 for the fiscal year ending October 31, 2023, compared to $97,040 for the same period in 2022.  Interest expense decreased due to the payoff and conversion of outstanding loans, combined with the increase in interest income from a higher yield sweep account.

Other income (expense) decreased by approximately 200% to other expense of $140,341 for the fiscal year ending October 31, 2023, compared to an income of $114,225 for the same period in 2022. This decrease is due to the Company receiving employer retention tax credits of approximately $300,000 in April 2022.

Our depreciation expense decreased by approximately 95% to $28,594 for the fiscal year ending October 31, 2023, compared to $559,708 for the same period in 2022.

Net Operating Income (Loss)

The Company’s net operating loss for the fiscal year ending October 31, 2023, was $3,323,778 compared to $4,500,146 for the same period in 2022. While the Company is focusing on streamlining and reducing its operating costs in the next twelve to twenty-four months, the Company is expected to continue to have operating losses as it continues to grow revenue and acquire new customers.

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Liquidity and Capital Resources

As of October 31, 2023, the Company’s cash on hand was $2,000,692 as compared to $3,081,722 as of October 31, 2022. The Company’s accounts receivable balance was $52,475 as of October 31, 2023, as compared to $287,524 as of October 31, 2022. This decrease is reflective of the new payment terms from revenue generated from RAAS sales where customers pay upfront or month to month versus the previous year’s hardware sales where customers have net terms to make payments. The Company’s inventory balance was $603,354 as of October 31, 2023, as compared to $441,762 as of October 31, 2022, reflecting a build up of inventory due to increasing demand from both existing customers and new potential customers for the Company’s products.

We may seek to raise any necessary additional funds through equity or debt financings, or other sources, which may be dilutive to existing stockholders. If we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely impacted.

To date, the Company’s operations have been funded through a combination of debt and offerings of securities. We anticipate needing to raise a significant amount of capital in order to fund operations, research and development and other costs associated with growing our business until our operations generate enough revenue to cover our operating expenses and other costs.

Prior Fundraising

Between July and December 2022, the Company closed its Series B financing round under Regulation A, generating $4,157,000 in proceeds and issuing 1,919,507 shares of Series B Preferred Stock.

During the fiscal year ending October 31, 2023, the Company raised an additional net proceeds of $517,728 for 249,760 Series B Preferred shares under Regulation CF through StartEngine.

On May 18, 2023, the Company closed a Series C financing from accredited investors. The total proceeds from this raise were $3,407,697 in exchange for 2,312,027 Series C Preferred Stock and warrants to purchase 2,312,027 shares of Series C Preferred Stock. As part of this closing, the notes payable with three key employees for a total of $105,567 and interest of $43,811, as well as deferred compensation to the same key employees of $241,043 was converted into Series C stock.

Indebtedness

On October 28, 2020, the Company entered into a Second Amendment to the Loan and Security Agreement with Silicon Valley Bank that was originally signed on June 29, 2018, for notes and accrued interest totaling $1,866,540. The new terms and conditions provide for 8 percent interest per annum, payments deferred until April 1, 2021, and the loan due on September 1, 2021. On July 15, 2021, the Company entered into a Loan and Security Agreement with Western Alliance Bank (“WA Loan”) to repay the loan to Silicon Valley Bank. The WA Loan requires the Company to maintain a cash collateral bank account for the new loan in the amount of $1,430,000. Interest on the WA Loan is paid monthly by the tenth of each month. The loan had a maturity date of July 15, 2023. On June 14, 2023, the Company repaid this debt of $1,296,884 and $9,267 of accrued interest.

On June 21, 2023, the Company entered into a Loan and Security Agreement with Silicon Valley Bank for hardware loan advances to finance Blendid Kiosk deployments. This agreement has provision for up to $4,200,000 in loan advances upon successful deployments of Blendid Kiosks along with meeting certain performance conditions. The initial tranche of financing was completed in connection with our Series C Preferred Stock offering, which made $600,000 loan (a “Hardware Advance”) available to us. The Company is currently renegotiating the terms for the second and third tranches of financing under this agreement. The Company shall repay the principal of each Hardware Advance in 24 equal monthly installments of principal plus interest. The interest rate for the principal amount of the loan will accrue at a floating rate per annum equal to the greater of (a) 8.75% and (b) the Prime Rate as published in the Wall Street Journal plus the applicable Prime Rate Margin (0.75%) payable monthly on (x) the first calendar day of each month (the “Payment Date”), (y) on the date of any prepayment, and (z) on the 24th Payment Date. On June 21, 2023, in order to induce Silicon Valley Bank to enter into this Loan and Security Agreement, the Company issued a warrant to purchase 77,504 shares of Common Stock with an exercise price of $0.76 with an expiration date of June 20, 2035.  As of October 31, 2023, the Company has received advances of $500,000.

Material Commitments and Obligations

The Company’s current liabilities as of October 31, 2023 were $537,550 compared to $2,352,204 as of October 31, 2022. The decrease in current liabilities is due to $1,206,029 in notes payable in 2022, which were paid in June 2023, as well as a decrease in accounts payable and accrued expenses.

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Trend Information

The Company’s primary focus is to execute its go-to-market strategy by continuing to sign new customers as well as continuing to service and grow business with existing customers in its target markets.

Higher interest rates have impacted the Company's borrowing costs as we use capital financing from banks and leasing companies with our RAAS model. See – Indebtedness (above). We expect our margins to improve over time provided interest rates stabilize.

The Company continues to make product enhancements and improvements to further reduce the cost of manufacturing, deployment, and servicing of its Blendid Kiosks. The Company is also investing in field operations, support, and operational infrastructure to further simplify customer operations.

The restaurant and food services industry is ripe for disruption, especially as inflation and labor costs negatively impact profitability and the overall pool of labor in the industry becomes scarce. There is also increasing demand for fresh food during extended hours or round the clock in many environments. The Company believes it is in a unique position to take advantage of changes in the industry by helping future customers enhance their ability to offer fresh food at all times of the day, reduce labor costs, and improve overall throughput and profitability.  However, there are significant headwinds given the macro-economic uncertainty which could make potential customers hold back their expansion and investors to support early stage investment such as ours.

ITEM 3. DIRECTORS AND OFFICERS

The company’s executive officers and directors are as follows:

Name	Position	Age	Date Appointed to Current Position	Approximate Hours Per Week (if part- time) / full-time
Executive Officers
Vipin Jain	Founder and Chief Executive Officer	53	November 2015	full time
Venkateswaran Ayalur	Founder and Chief Technology Officer	53	November 2015	full time

Directors
Vipin Jain	Director	53	November 2015
Venkateswaran Ayalur	Director	53	November 2015
Eric Benhamou	Director	68	June 2017
Vik Mehta	Director	51	May 2023

Vipin Jain – Founder, Chief Executive Officer and Director

Mr. Jain has been serving the company as Founder, Chief Executive Officer and Director of the company since its inception in November 2015. Prior to Blendid, Mr. Jain has founded multiple companies and has held senior management positions at Barnes & Noble and Extreme Networks.

Venkateswaran Ayalur – Chief Technology Officer and Director

Mr. Ayalur has been serving as Founder, Chief Technology Officer and Director of the company since its inception in November 2015. Prior to Blendid, Mr. Ayalur has developed multiple technology products including Barnes & Noble NOOK and Motorola phones and has held management positions at Barnes & Noble and Motorola.

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Eric Benhamou – Director

Mr. Benhamou is the founder of Benhamou Global Ventures, a Silicon Valley-based venture capital firm, where he has served as Managing Partner since January 2003. He currently serves on the boards of several publicly traded companies including Silicon Valley Bank (SVB) and Grid Dynamics (GDYN). He also currently serves on the boards of privately held companies Secret Double Octopus, Virtana and Evinced. He has also served as chairman and CEO of 3Com from 1990 to 2010 and Palm from 1995 to 2010. He has served on the boards of several other publicly traded companies, including Cypress Semiconductor Corporation, Netscape and Legato. He continues to serve as chairman of the board of the Israel Venture Network, a non-profit philanthropic organization which he founded in June 2001.

Vik Mehta – Director

Vik is a partner and portfolio manager at J. Goldman & Co since 2006.  He manages a growth-oriented team, where his primary areas of focus include internet-based investments, including companies in media, commerce, smartphones, payments and software. Outside of the U.S., Vik’s team looks at investments in China, India and Latin America. Vik joined the Firm in September 2002 and became a Partner in 2006. Prior to joining the Firm, Vik was an Analyst at Digital Century Capital from May 2001- August 2002, a Vice-President at Goldman Sachs from February 1996- April 2001 and a Technology Analyst at Accenture from July 1994-February 1996. Vik received a B.A. in Mechanical Engineering from the Massachusetts Institute of Technology.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended October 31, 2023, the Company had two executive officers who were compensated as follows:

Name	Capacities in which compensation was received	Cash compensation ($)(1)	Other compensation (2)	Total compensation ($)(3)
Vipin Jain	CEO	$130,000	(1)	$130,000
Venkateswaran Ayalur	CTO	$125,000	(1)	$125,000

(1)

For the first four months of 2023, our CEO and CTO were compensated at a rate commensurate with their employment agreements, which means they were paid at a rate of $200,000 and $190,000 per year, respectively. As described below, our CEO and CTO voluntarily agreed to reduce their annual salaries to $60,000 per year beginning in May 2023.

(2)

Vipin Jain and Venkateswaran Ayalur each received 1,200,000 stock options granted on July 24, 2023, under the company’s 2015 Equity Incentive Plan. The stock options have an exercise price of $0.22 and are subject to vesting quarterly over four years with no cliff, vest immediately upon change of control and expire 10 years from the date of grant. 600,000 of each of their options have a provision whereby vesting will accelerate in full upon the Company’s achievement of substantive positive EBITDA for a period determined by the Board in its discretion.

(3)	Does not reflect the value of the options.

For the fiscal year ended October 31, 2023, the Company did not pay its directors for their service. There were 4 directors in this group.

Employment Agreements

Messrs. Jain and Ayalur each have an employment agreement with the Company, dated June 2017. Under the terms of these agreements, they each started with a salary of $150,000 to be increased at the discretion of the board of directors upon completion of the Company’s next equity financing raising gross proceeds in excess of $5,000,000. The agreements also provide standard terms for benefits, and include an employee confidential information and inventions assignment agreement.

Upon the close of the Series A Financing, the salaries of Messrs. Jain and Ayalur were increased to $200,000 and $190,000 respectively, effective July 1, 2019.

Subsequently, the founders voluntarily agreed to reduce their salaries to help decrease cash burn and work toward achieving the Company goals. As of May 1, 2023, the salaries of Messrs. Jain and Ayalur were decreased to $60,000 per annum to help decrease cash burn and work toward achieving the Company goals.

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ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of October 31, 2023 the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (2)(3)
Common Stock	Vipin Jain	3,975,000 shares of Common Stock	2,730,597 shares available under Stock Options (4) 2,049,543 Proxy shares (9) 93,904 shares of Series C Preferred Stock 93,904 shares of Preferred Stock available under warrants (8)	60.05%

Common Stock	Venkateswaran Ayalur	4,025,000 shares of Common Stock	2,680,597 shares available under Stock Options (4) 108,568 shares of Series C Preferred Stock 108,568 shares of Series C Preferred Stock available under warrants (8)	46.55%

Common Stock	Directors and Officers as a group	8,000,000 shares of Common Stock	5,411,194 shares available under Stock Options (4)	93.86%
			7,662,408 shares of Series C Preferred Stock
			2,417,842 shares of Preferred Stock available under warrants (8)
			2,049,543 Proxy shares (9)

Preferred Stock (7)	Vipin Jain	93,904 shares of Series C Preferred Stock	93,904 shares of Series C Preferred Stock available under warrants (8)	1.02%

Preferred Stock (7)	Venkateswaran Ayalur	108,568 shares of Series C Preferred Stock	108,568 shares of Series C Preferred Stock available under warrants (8)	1.18%

Preferred Stock (7)	BGV III, L.P. (5) 1600 El Camino Real Suite 280, Menlo Park, CA 94025	6,007,812 shares of Series C Preferred Stock	250,000 shares of Series Seed 1 Preferred Stock available under warrant (8)	37.84%

			211,506 shares of Series A Preferred Stock available under warrant (8)

			508,854 shares of Series C Preferred Stock available under warrant (8)

Preferred Stock (7)	JGV1 LLC (6) 41 Olmsted Road Scarsdale, NY 10583	1,452,124 shares of Series C Preferred Stock	57,684 shares of Series A Preferred Stock available under warrant (8)	14.62%

			1,187,326 shares of Series C Preferred Stock available under warrant (8)

Preferred Stock (7)	Directors and Officers as a group	7,662,408 shares of Series C Preferred Stock	2,417,842 shares of Preferred Stock available under warrants (8)	54.66%

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(1)	Unless otherwise indicated, the address for each beneficial owner is c/o 6d bytes Inc., 440 N Wolfe RD M/S 215, Sunnyvale, CA 94085.

(2)	Based on 11,974,575 shares of Common Stock and 18,442,432 shares of voting Preferred Stock (which does not include the 4,584,327 shares of non-voting Series B Preferred Stock) outstanding.

(3)

This calculation is the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column may not add up to 100% for each class.

(4)

Stock Options issued under the company’s Amended 2015 Equity Incentive Plan. For details, see plan description below. Does not include unvested stock options. For details regarding the stock options granted during 2023, see note 1 to the table in “Compensation of Directors and Executive Officers.”

(5)	BGV III, L.P. is owned and controlled by Eric Benhamou who serves on the Company’s board of directors.

(6)	JGV1, LLC is owned and controlled by Vik Mehta who serves on the Company’s board of directors.

(7)

Though all shares of Preferred Stock vote on an as-converted to Common Stock basis, only shares of Series Seed 1 Preferred Stock, Series Seed 2 Preferred Stock, Series A Preferred Stock, Series A-1 Preferred Stock and Series C Preferred Stock are currently entitled to vote. For details regarding voting rights, including election of directors, dividends, participation rights and other provisions see “Description of Securities – Preferred Stock.” The warrants to purchase additional shares of Preferred Stock refer to the specific class available upon exercise per footnote 8 below.

(8)

Warrants give the holder the right to purchase 250,000 shares of Series Seed 1 Preferred Stock and 211,506 shares of Series A Preferred Stock. The warrants do not entail voting or other stockholder rights. The warrant to purchase the Series Seed 1 Preferred Stock has an exercise price of $0.60 per share, subject to adjustment, and expires June 13, 2024. The warrant to purchase the Series A Preferred Stock has an exercise price of $0.36 per share, subject to adjustment, and expires December 23, 2029. Warrants to purchase Series C Preferred Stock has an exercise price of $0.01.

(9)	Mr. Jain has been granted voting authority by proxy to vote 2,049,543 shares of Common Stock sold by the company in two offerings made in reliance on Regulation Crowdfunding in 2021.

12

2015 Equity Incentive Plan

The company has an Amended 2015 Equity Incentive Plan (the “Plan”) under which employees, directors and consultants may receive awards of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, and other stock awards at the discretion of the company’s board of directors. The exercise price of any stock option or stock appreciation right will be 100% of the fair market value of the Common Stock on the date of grant, and will expire no more than ten years after the date of grant. Incentive stock options granted to persons holding 10% or more of the total combined voting power of all classes of the company’s stock will have a strike price 110% of the fair market value of the Common Stock on the date of grant and expire five years after the date of grant.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

During the last two fiscal years, including any currently proposed transaction, we engaged in the following related party transactions:

Messrs. Jain and Ayalur each purchased a Promissory Note from the company for total consideration of $85,567 with an annual interest rate of 6%, as well as partially deferred compensation.  On May 18, 2023, the Company closed a Series C financing from accredited investors. As part of this closing, these notes payable for a total of $85,567 and interest of $35,509, as well as deferred compensation to Messrs. Jain and Ayalur of $177,349 was converted into 202,472 shares of Series C Preferred Stock.

ITEM 6. OTHER INFORMATION

None.

13

ITEM 7. FINANCIAL STATEMENTS

6D BYTES INC.

d/b/a BLENDID

(a Delaware corporation)

Audit Report and Financial Statements for the

 fiscal years ended October 31, 2023 and 2022

14

INDEPENDENT AUDITOR’S REPORT

December 14, 2023

To:	Board of Directors, 6D BYTES INC. Attn: Vipin Jain

Re:	2023 and 2022 Financial Statement Audit

We have audited the accompanying consolidated financial statements of 6D BYTES INC. doing business as Blendid (a corporation organized in Delaware) (the “Company”), which comprise the balance sheets as of October 31, 2023 and 2022, and the related statements of income, shareholders’ equity, and cash flows for the fiscal years ended October 31, 2023 and 2022, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2022 and 2021, and the results of its operations, shareholders’ equity and its cash flows for the fiscal year periods ended October 31, 2022 and 2021 in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC

Aurora, Colorado

December 14, 2023

15

6D BYTES INC. BALANCE SHEET

As of October 31, 2023 and 2022

See Independent Auditor’s Report and Notes to the Financial Statements

ASSETS	FYE2023	FYE2022
Current Assets
Cash and cash equivalents	$2,000,692	$3,081,722
Accounts receivable	52,475	287,524
Inventory	603,354	441,762
Other current assets	20,605	18,031
Total current assets	2,677,126	3,829,039
Fixed assets, net of accumulated depreciation	591,364	134,957
Total Assets	$3,268,490	$3,963,996

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts and credit cards payable	$125,503	$483,712
Accrued expenses	60,765	264,129
Deferred revenue	237,282	400,000
Notes payable – current portion	150,000	1,204,363
Total Current Liabilities	537,550	2,352,204
Notes payable – long-term portion	512,500	105,567
Total Liabilities	1,086,050	2,457,771
SHAREHOLDERS’ EQUITY
Common Stock (98,459,094 shares of $0.0001 authorized, 11,974,575 and 11,939,575 shares issued and outstanding as of October 31, 2023 and 2022)	1,197	1,194
Preferred Stock (51,588,555 shares of $.0001 par value, 23,026,759 and 19,981,225 shares issued and outstanding as of October 31, 2023 and 2022)	27,740,998	22,860,842
Additional paid-in capital	3,502,569	3,480,486
Syndication and offering costs	(3,294,458)	(2,392,209)
Retained earnings	(25,767,866)	(22,444,088)
Total Shareholders' Equity	2,182,440	1,506,225

Total Liabilities and Shareholder’s Equity	$3,268,490	$3,963,996

16

6D BYTES INC. STATEMENT OF OPERATIONS

For Years Ended October 31, 2023 and 2022

See Independent Auditor’s Report and Notes to the Financial Statements

	FYE 2023	FYE 2022
Revenues, net	$435,432	$1,014,634
Less: Cost of goods sold	160,892	745,646
Gross profit	274,540	268,988

Operating expenses
General and administrative	888,566	1,022,219
Research and development	1,889,634	2,371,155
Sales and marketing	601,795	833,237
Total operating expenses	3,379,995	4,226,611

Net Operating Income (Loss)	(3,105,455)	(3,957,623)

Interest income (expense), net	(49,388)	(97,040)
Other income (expense)	(140,341)	114,225
Depreciation (expense)	(28,594)	(559,708)

Tax (provision) benefit	0	0

Net Income (Loss)	$(3,323,778)	$(4,500,146)

Basic earnings per share	(0.10)	(0.14)
Diluted earnings per share	(0.07)	(0.12)

17

6D BYTES INC.
STATEMENT OF SHAREHOLDERS’ EQUITY
For Years Ended October 31, 2023 and 2022
See Independent Auditor’s Report and Notes to the Financial Statements

	Common Stock		Preferred Stock		Additional Paid-In	Syndication	Retained	Total Shareholders’
	# of shares	$	# of shares	$	Capital	Fees	Deficit	Equity
Balance as of October 31, 2021	11,137,692	$1,114	14,166,255	$13,476,368	$2,008,404	$(735,154)	$(17,943,942)	$(3,193,210)
Issuance of and conversion to common and preferred stock	801,883	80	5,814,970	9,384,474	1,472,082	(1,657,055)		9,199,620
Net income (loss)							(4,500,146)	(4,500,146)
Balance as of October 31, 2022	11,939,575	$1,194	19,981,225	$22,860,842	$3,480,486	$(2,392,209)	$(22,444,088)	$1,506,225
Exercise of common options and warrants into common stock	35,000	3			22,082			22,085
Issuance of preferred stock			3,045,534	4,880,156		(902,248)		3,977,908
Net income (loss)							(3,323,778)	(3,323,778)
Balance as of October 31, 2023	11,974,575	$1,197	23,026,759	$27,740,998	$3,502,568	$(3,294,457)	$(25,767,866)	$2,182,440

18

6D BYTES INC. STATEMENT OF CASH FLOWS

For Years Ended October 31, 2023 and 2022

See Independent Auditor’s Report and Notes to the Financial Statements

	FYE 2023	FYE 2022
Operating Activities
Net Income (Loss)	$(3,323,778)	$(4,500,146)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Add: depreciation	43,594	569,232
Changes in operating asset and liabilities:
(Increase) Decrease in accounts receivable	235,049	(85,158)
(Increase) Decrease in inventory	(161,591)	157,683
(Increase) Decrease in other current assets	(2,574)	92,927
(Increase) Decrease in security deposits	0	15,000
Increase (Decrease) in accounts payable	(336,839)	351,923
Increase (Decrease) in deferred revenue	(162,718)	(609,524)
Increase (Decrease) in accrued expenses	(184,092)	(161,235)
Net cash used in operating activities	(569,171)	(4,169,298)

Investing Activities
Purchase of fixed assets	(500,000)	(46,124)
Net cash used in investing activities	(500,000)	(46,124)

Financing Activities
Repayments of notes	(688,074)	3,350
Proceeds from issuance of stock and warrants	4,902,241	5,205,790
Payments of issuance costs associated with offering	(902,248)	(1,657,055)
Proceeds from financing activities	3,311,919	3,552,085

Net change in cash and cash equivalents	(1,081,030)	(663,337)

Cash and cash equivalents at beginning of period	3,081,722	3,745,059
Cash and cash equivalents at end of period	$2,000,692	$3,081,722

19

6D BYTES INC.

NOTES TO FINANCIAL STATEMENTS

See Independent Auditor’s Report

For Years Ending October 31, 2023 and 2022

NOTE 1 – NATURE OF OPERATIONS

6d bytes, Inc. (the “Company”) was formed under the laws of the state of Delaware on November 16, 2015 as a domestic corporation. The Company is headquartered with office space in Sunnyvale, California. The Company does business as BLENDID.

The Company builds robotic food automation solutions under the brand name Blendid. Blendid kiosks are autonomous, contactless, food robotics kiosks that use advanced technology including robotics, machine vision, and artificial intelligence, to prepare and serve food. The Company’s first concept uses this technology to prepare smoothies, which are referred to as Blends. Blendid kiosks are currently available in several locations in California, Georgia, Wisconsin and will soon be available nationwide.

Since inception, the Company has incurred losses and has relied on securing loans and funding from investors. The Company has cash available on hand and believes that this cash will be sufficient to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued. In the event that the Company does not achieve the revenue anticipated in its current operating plan, management has the ability and commitment to reduce operating expenses as necessary. The Company’s long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, achieve profitable operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with two major financial institutions located in the United States of America, which it believes are creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 per institution. At times, the Company may maintain balances in excess of the federally insured limits.

20

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of October 31, 2023 and 2022, the Company had $2,000,692 and $3,081,722 of cash on hand, respectively.

Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of various payments that the Company made in advance for goods or services to be received in the future, which mainly consist of software-as-a-service subscriptions, prepaid rent and health benefits requiring up-front payments.  The Company has a minimum expense amount of $1,000 in order to capitalize as a prepaid asset versus expense in the current reporting period.

Inventory

Inventories are stated at the lower of cost or market. The company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions. Write-downs and write-offs are charged to the cost of goods sold. In the current fiscal year, the company did not experience any write-downs or write-offs.

Fixed Assets

Fixed assets are stated at acquisition cost, net of accumulated depreciation.  Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to operations as incurred. When furniture and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts and any resulting gain or loss is reflected in income for the period. The Company has a minimum expense amount of $1,000 in order to capitalize as a fixed asset versus expense in the current reporting period.

Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of property, plant, and equipment are:

Furniture and Fixtures	5 Years
Computers	3 Years
Kiosks	10 Years

Other assets consist of Intellectual Property, Domain Name, Organizational & Start-up Costs.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

21

	Balance at November 1, 2022	Additions	Disposals	Depreciation	Balance at October 31, 2023
Domain Name	$10,000				$10,000
Other Intangibles	79,968				79,968
Kiosk Assets	38,335	500,000		(40,530)	497,805
Computers & Equipment	6,654			(3,063)	3,591
Total	$134,957	500,000		(43,593)	591,364

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•

Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

•	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

22

Revenue Recognition

Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers (“ASC 606”).

ASC 606 provides a five-step model for recognizing revenue from contracts:

•	Identify the contract with the customer
•	Identify the performance obligations within the contract
•	Determine the transaction price
•	Allocate the transaction price to the performance obligations
•	Recognize revenue when (or as) the performance obligations are satisfied

The Company’s primary source of revenue is the sale of its robotic kiosks and receiving service fees. A secondary source of revenue is sale of blended drinks in locations operated by the company. A new source of revenue introduced in 2023, is Robot-as-a-Service (RAAS) where the customer rents the robotic kiosk under a multi-year contract, paid on an Annual or Monthly basis.

For the sale of its robotic kiosks, each product sold to a customer typically represents a distinct performance obligation.  The Company satisfied its performance obligation and revenue is recorded at the point in time when the kiosks are delivered and installed as the Company has determined that this is the point that control transfers to the customer.

Inventories

The Company maintains inventory for sale to customers. The Company values inventory at cost (subject to any accruals obsolescence, spoilage, or other loss) on a first-in, first-out basis. As of October 31, 2023 and 2022, the Company had $603,354 and $441,762 of inventory, respectively.

Advertising

The Company expenses advertising costs as they are incurred.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a corporation for US federal tax purposes. The Company is current with its filing obligations through the periods ended October 31, 2023 and 2022. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – RELATED PARTY TRANSACTIONS

On May 18, 2023, the Company closed a Series C financing from accredited investors.  As part of this closing, the notes payable, accrued interest and deferred compensation to key employees of $241,043 was converted into Series C stock.  As of October 31, 2023, the Company had no related party balances outstanding.

Because these transactions are among related parties, it cannot be guaranteed that this level of compensation or sales prices are commensurate with market rates for the goods and services rendered.

23

NOTE 5 – DEBT

Notes Payable

On October 28, 2020, the Company entered into a Second Amendment to the Loan and Security Agreement with Silicon Valley Bank that was originally signed on June 29, 2018, for notes and accrued interest totaling $1,866,540. The new terms and conditions provide for 8 percent interest per annum, payments were deferred until April 1, 2021, and the loan was due on September 1, 2021. On July 15, 2021, the Company entered into a Loan and Security Agreement with Western Alliance Bank (“WA Loan”) to repay the loan to Silicon Valley Bank. The WA Loan required the Company to maintain a cash collateral bank account for the new loan in the amount of $1,430,000. Interest on the WA Loan was paid monthly by the tenth of each month. The loan had a maturity date of July 15, 2023. On June 14, 2023, the Company repaid the accumulated debt of $1,296,884 and $9,267 of accrued interest.

On March 23, 2023, the Company entered into a Promissory Note with a third party for a total of $200,000 of principal.  The note will pay $5,000 of interest quarterly for 20 consecutive quarters.  In consideration for this note, the Company issued a warrant for 45,045 Series B Preferred Shares with an exercise price of $2.22.  As of October 31, 2023, the Company is current on its quarterly interest payments and the principal is still outstanding.

On June 21, 2023, the Company entered into a Loan and Security Agreement with Silicon Valley Bank for hardware loan advances to finance Blendid system deployments. This agreement has provision for up to $4,200,000 in loan advances upon successful deployments of Blendid kiosks along with meeting certain performance conditions. The interest rate will accrue at a rate per annum of 8.75%. The Company shall repay each Hardware Advance in 24 equal monthly installments of principal plus interest. On June 21, 2023, in order to induce Silicon Valley Bank to enter into this Loan and Security Agreement, the Company issued a Warrant to Purchase 77,504 shares of Common Stock with an exercise price of $0.76 with an expiration date of June 20, 2035.  As of October 31, 2023, the Company had received $500,000 in hardware loan advances, of which $462,500 was outstanding.

The Company currently has a lease for its Sunnyvale, California office space that automatically renews monthly.  As of July 1, 2023, the Company negotiated to decrease the monthly base rent from $20,500 to $15,340 for July 2023 and $16,000 (15,750 rent and $250 of internet) thereafter.  The Company would pay 50% in cash ($7,670 for July and $8,000 thereafter) and 50% would accrue as a potential equity conversion ($7,670 for July 2023 and $8,000 thereafter), up to a maximum equity accrual over time of $150,000.  As of October 31, 2023, the Company has accrued $31,670 as an equity accrual for rent.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

The Company currently has a lease for its Sunnyvale, California office space that automatically renews monthly.  As of July 1, 2023, the Company negotiated to decrease the monthly base rent from $20,500 to $15,340 for July 2023 and $16,000 (15,750 rent and $250 of internet) thereafter.  The Company would pay 50% in cash ($7,670 for July and $8,000 thereafter) and 50% would accrue as a potential equity conversion ($7,670 for July 2023 and $8,000 thereafter), up to a maximum equity accrual over time of $150,000.  As of October 31, 2023, the Company has accrued $31,670 as an equity accrual for rent.

24

NOTE 7 – EQUITY

As of October 31, 2023, the Company had five classes of stock, common stock, Series Seed Preferred stock, Series A Preferred stock, Series B Preferred stock and Series C Preferred stock. On May 12, 2023, the Company amended and restated its certificate of incorporation to designate 18,204,409 shares of preferred stock as a new class of Series C Preferred Stock.

On May 18, 2023, the company closed a Series C financing from accredited investors. The total proceeds from this raise were $3,407,697 in exchange for 2,312,027 Series C Preferred Stock and warrants to purchase 2,312,027 shares of Series C Preferred Stock. As part of this closing, 1,922,602 shares of Series A1 shares, 3,299,071 shares of Series A shares, 2,118,747 shares of Series Seed 1 shares and 1,365,381 shares of Series Seed 2 shares were converted into Series C shares. In addition, the notes payable with three key employees for a total of $105,567 and interest of $43,811, as well as deferred compensation to the same key employees of $241,043 was converted into Series C stock. The three key employees also received 264,889 warrants to purchase Series C Preferred Stock.

The Company completed a raise of raised an additional $533,260 for 256,756 shares of Series B Preferred stock under Regulation CF through StartEngine that closed on April 20, 2023.

As of October 31, 2023, the Company had 98,459,094 and 11,974,575 authorized and issued shares of common stock. All common stock shares have a par value of $0.0001 per share. As of October 31, 2022 the Company had 98,459,094 and 11,939,575 authorized and issued shares of common stock.

As of October 31, 2023, the Company had 4,178,535 authorized Series Seed 1 Preferred and 2,028,781 authorized Series Seed 2 Preferred. On June 13, 2017, the Company raised $2,177,000 in exchange for 3,929,000 shares of Series Seed 1 Preferred stock and on November 20, 2017, the Company raised an additional $1,560,000 in exchange for 2,028,781 shares of Series Seed 2 Preferred stock. As of October 31, 2023, the Company had 1,809,788 and 663,400 Series Seed 1 and Series Seed 2 Preferred shares outstanding.

As of October 31, 2023, the Company had 9,840,988 authorized Series A Preferred Stock with a price per share of $1.30 and 2,540,369 authorized Series A-1 Preferred stock with a price per share of $0.9257. As of October 31, 2023, the Company had 4,068,760 and 617,767 Series A and Series A-1 Preferred shares outstanding.

As of October 31, 2022 the Company had 33,384,146 and 19,981,225 authorized and issued shares of preferred stock.

The Company completed a raise of $4,691,000 through a campaign that closed on October 14, 2022, under Regulation A, through Dealmaker, in exchange for 12,387,387 and 2,176,263 authorized and issued Series B Preferred Stock. In March 2021, the Company closed a crowd note for $480,695 for 338,755 Series B-1 Preferred Stock at a per share price of $1.41723. Between June and August 2021, the Company raised $3,050,000 from a group of accredited investors in exchange for SAFE Notes. The Company recorded these SAFE notes as a long-term liability. These SAFE notes were converted into 2,069,309 Series B-2 Preferred Stock at a per share price of $1.47392. The weighted average price per share for the Series B, Series B-1 and Series B-2 Stock was $1.78.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015. The Company’s ability to continue is dependent upon management’s plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through December 1, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

25

ITEM 8. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (2)

2.2	Bylaws (1)

2.3	Amendment to Bylaws (1)

3.1	Amended and Restated Investor Rights Agreement (2)

3.2	Amended and Restated Right of First Refusal and Co-Sale (2)#

5.1	Amended and Restated Voting Agreement (2)#

5.2	Form of Subscription Agreement with Proxy (April 2021 Regulation CF Offering) (1)

5.3	Form of Subscription Agreement with Proxy (September 2021 Regulation CF Offering) (1)

6.1	Employment Agreement of Vipin Jain (1)

6.2	Employment Agreement of Venkateswaran Ayalur (1)

6.3	Amended 2015 Equity Incentive Plan (1)

6.4	Promissory Note (Vipin Jain 1st Advance May 31, 2016) (1)

6.5	Promissory Note (Vipin Jain 2nd Advance June 3, 2016) (1)

6.6	Promissory Note (Venkateswaran Ayalur 1st Advance May 31, 2016) (1)

6.7	Promissory Note (Venkateswaran Ayalur 2nd Advance June 3, 2016) (1)

6.8	Amended and Restated Master Equipment Provider Agreement (1)#

6.9	Loan and Security Agreement (1)#

6.10	BGV III, L.P. Series Seed Warrant (1)

6.11	BGV III, L.P. Series A Warrant (1)#

6.12	Silicon Valley Bank Loan and Security Agreement #

(1) Previously filed as an exhibit to the 6d bytes inc. dba Blendid Regulation A Offering Statement on Form 1-A (Commission File No. 024-11889 and incorporated herein by reference).

(2) Previously filed as an exhibit to the 6d bytes inc. dba Blendid 2023 Semiannual Report on Form 1-SA filed July 31, 2023 and incorporated herein by reference.

# Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

6D BYTES INC. DBA BLENDID

By:	/s/ Vipin Jain
Name:	Vipin Jain
Title:	CEO
Date:	December 22, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Vipin Jain
Name:	Vipin Jain
Title:	CEO, Principal Financial Officer, Principal Accouting Officer & Director
Date:	December 22, 2023

By:	/s/ Venkateswaran Ayalur
Name:	Venkateswaran Ayalur
Title:	CTO & Director
Date:	December 22, 2023

By:	/s/ Eric Benhamou
Name:	Eric Benhamou
Title:	Director
Date:	December 22, 2023

By:	/s/ Vik Mehta
Name:	Vik Mehta
Title:	Director
Date:	December 22, 2023

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